Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen Announces the Early Close Out of the SIMPADICO
Peripheral Arterial Disease Trial

Toronto, Ontario (August 30, 2005) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), focused on the development of immune modulation therapies for the treatment of cardiovascular disease, today announced the early close out of the 550-patient, double-blind, placebo-controlled phase III SIMPADICO trial of its Celacade™ technology for the treatment of symptomatic peripheral arterial disease (PAD). The decision to close out the trial at this time is based on a recommendation received from the SIMPADICO Steering Committee.

The Steering Committee’s recommendation was based on a recommendation by the trial’s External Safety and Efficacy Monitoring Committee (ESEMC). The ESEMC recommended the early close out of the study based on the absence of a sufficiently strong efficacy signal and their observation of a modest imbalance in the distribution of a small number of malignancy cases. Based on the Steering Committee’s own review, and the findings of an independent expert in medical oncology, the Steering Committee concluded that no safety concern existed. However, given that the ESEMC’s analysis also incorporated efficacy information and all patients have completed the assessments necessary for the analysis of the primary endpoint, the Steering Committee recommended the early close out of the trial.

“While the Steering Committee does not agree that a safety concern existed, our knowledge that the ESEMC’s analysis also considered efficacy led to our decision to recommend stopping the study at this time,” stated Dr. Jeffrey Olin, Professor of Medicine at the Mount Sinai School of Medicine, Director of Vascular Medicine at The Zena and Michael A. Wiener Cardiovascular Institute in New York, Principal Investigator and Chairman of the Steering Committee for the SIMPADICO trial. “We are now proceeding to lock the data base, fully analyze the data, and report the final results of the trial.”

The SIMPADICO trial enrolled 553 patients with moderate to severe PAD at 50 centers throughout North America. The study population was predominantly male (72%), Caucasian (89%), current or ex-smokers (91%), with a mean age of 67 years. The primary endpoint in SIMPADICO is the change in maximal walking distance after six months’ treatment; a primary efficacy endpoint recognized by the FDA and other regulatory authorities for approving new treatments for symptomatic PAD. Clinical assessments of the six-month primary endpoint were completed in July of this year and the majority of patients in the study have completed an additional six months of therapy as outlined in the study protocol.

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“I would sincerely like to thank patients, the Steering Committee, the ESEMC, the Endpoints Committee, clinical investigators, and study coordinators for their efforts and participation in SIMPADICO,” commented Dr. Jay Kleiman, Chief Medical Officer and Head of Cardiovascular Development at Vasogen. “We now look forward to the Steering Committee’s analysis of the SIMPADICO data and to reporting the full results of this study during the fourth quarter. We also look forward to completing our 2,400-patient ACCLAIM trial later this year. ACCLAIM is designed to investigate the impact of our Celacade technology on reducing the risk of death and cardiovascular hospitalization in patients with advanced chronic heart failure.”

A conference call will be conducted today (August 30, 2005), at 8:30 a.m. Eastern Time. The conference call may be accessed by calling 416-695-6120 or 1-877-461-2814 ten minutes prior to the call. An audio web cast of the event will also be available at www.vasogen.com. A rebroadcast of the conference call may be accessed by calling 1-877-296-3928 or 416-695-6052, pin code 3091, and will also be available at www.vasogen.com.

About Vasogen

Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company’s lead product, the Celacade™ technology, is currently in two pivotal phase III clinical trials designed to support regulatory approval in North America and commercialization in North America and Europe. The pivotal phase III SIMPADICO trial, which is fully enrolled at 50 centers in North America, is designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. The pivotal phase III ACCLAIM trial, designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure, is fully enrolled at 176 clinical centers in North America, Europe, and Israel. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders, such as Alzheimer’s disease. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

This press release and the conference call contain forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.